CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Buffered Return Enhanced Notes due 2008	$73,805,000	$2,265.81

Pricing Supplement To prospectus dated January 25, 2006, and Amendment No. 1 to prospectus supplement for leveraged index-linked securities dated July 25, 2007	Pricing Supplement No. 394 Registration Statement No. 333-131266 Dated September 28, 2007; Rule 424(b)(2)

Structured Investments	Morgan Stanley $73,805,000 Buffered Return Enhanced Notes Linked to an Asian Equity Index Basket due October 10, 2008

General
•
The notes are designed for investors who seek a return of twice the appreciation of the Asian Equity Index Basket (a basket consisting of the AMEX Hong Kong 30 IndexSM, the FTSE/Xinhua China 25 Index, the KOSPI 200 Index, the MSCI Taiwain IndexSM and the MSCI Singapore IndexSM) up to a maximum total return on the notes of 23.80% at maturity.  Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of their principal.

•	Senior unsecured obligations of Morgan Stanley maturing October 10, 2008†.
•	Minimum purchase of $50,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on September 28, 2007 and are expected to settle on or about October 5, 2007.

Key Terms
Basket:
Asian Equity Index Basket (the “Basket”) consisting of the AMEX Hong Kong 30 IndexSM, the FTSE/Xinhua China 25 Index, the KOSPI 200 Index, the MSCI Taiwain IndexSM and the MSCI Singapore IndexSM (each a “Basket Component Index” and together the “Basket Component Indices”).

Index Weightings:
The AMEX Hong Kong 30 Index weighting is 15.30%; the FTSE/Xinhua China 25 Index weighting is 26.80%; the KOSPI 200 Index weighting is 28.50%; the MSCI Taiwan Index weighting is 21.00%; and the MSCI Singapore Index weighting is 8.40%.

Upside Leverage Factor:	2
Payment at Maturity:
If the Ending Basket Level is greater than the Initial Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by two, subject to a Maximum Total Return on the notes of 23.80%.  For example, if the Basket Return is more than 11.9%, you will receive the Maximum Total Return on the notes of 23.80%, which entitles you to a maximum payment at maturity of $1,238 for every $1,000 principal amount note that you hold.  Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 +[$1,000 x (Basket Return x 2)]

Your principal is protected against up to a 10% decline of the Basket at maturity.  If the Ending Basket Level declines from the Initial Basket Level by 10% or less, you will receive the principal amount of your notes at maturity.
If the Ending Basket Level declines from the Initial Basket Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Basket declines below 10% of the Initial Basket Level and your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 10%) x 1.1111]
You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Initial Basket Level by more than 10%.
Buffer Amount:	10%
Downside Factor:	1.1111
Basket Return:	The performance of the Basket from the Initial Basket Level to the Ending Basket Level, calculated as follows:
Ending Basket Level – Initial Basket Level
Initial Basket Level
The Basket Return may be positive or negative.
Initial Basket Level:	100
Ending Basket Level:	The arithmetic average of the Basket closing levels on each of the five Averaging Dates.
Index Setting Date:
In the case of the KOSPI 200 Index, the MSCI Taiwan Index and the MSCI Singapore Index, the Pricing Date.  In the case of the AMEX Hong Kong 30 Index and the FTSE/Xinhua China 25 Index, the Index Business Day immediately following the Pricing Date.

Initial Index Level:
In the case of the AMEX Hong Kong 30 Index, 1,309.49, in the case of the FTSE/Xinhua China 25 Index, 26,121.81, in the case of the KOSPI 200 Index, 247.20, in the case of the MSCI Taiwan Index, 363.90 and, in the case of the MSCI Singapore Index, 455.59, which is, in each case, the Index Closing Level of the respective index on the Index Setting Date.

Averaging Dates†:	October 1, 2008, October 2, 2008, October 3, 2008, October 6, 2008 and October 7, 2008
Maturity Date†:	October 10, 2008
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617446U56
†	Subject to postponement in the event of a market disruption event as described in the accompanying prospectus supplement for leveraged index-linked securities.

Investing in the Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page S-20 of the accompanying prospectus supplement for leveraged index-linked securities and “Selected Risk Considerations” beginning on page 4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement for leveraged index-linked securities and the prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Company
Per note	$1,000	$8	$992
Total	$73,805,000	$471,200	$73,214,560
(1)  Certain fiduciary accounts will pay a purchase price of $992 per note, and the placement agents with respect to sales made to such accounts will forego any fees.
(2) JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc., acting as placement agents for the notes, will receive a fee from the Company of $8 per $1,000 principal amount note, but will forego any fees for sales to fiduciary accounts.  The total fees represent the amount that the placement agents received from accounts other than such fiduciary accounts.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
Placement Agent
September 28, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated January 25, 2006, as supplemented by Amendment No. 1 to the prospectus supplement for leveraged index-linked securities dated July 25, 2007.  These Buffered Return Enhanced Notes are an issuance of our leveraged index-linked securities and their terms are further described in the prospectus supplement for leveraged index-linked securities.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated September 21, 2007 and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement for leveraged index-linked securities, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•	Amendment No. 1 to Prospectus Supplement for Leveraged Index-Linked Securities dated July 25, 2007:
http://www.sec.gov/Archives/edgar/data/895421/000095010307001901/dp06401e_424b2.htm

•	Prospectus dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for leveraged index-linked securities or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refer to Morgan Stanley.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and graph illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical total returns set forth below assume an Initial Basket Level of 100 and reflect the Maximum Total Return on the notes of 23.80%.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return
180.00	80.00%	23.80%
165.00	65.00%	23.80%
150.00	50.00%	23.80%
140.00	40.00%	23.80%
125.00	25.00%	23.80%
111.90	11.90%	23.80%
110.00	10.00%	20.00%
105.00	5.00%	10.00%
101.00	1.00%	2.00%
100.00	0.00%	0.00%
90.00	-10.00%	0.00%
80.00	-20.00%	-11.11%
70.00	-30.00%	-22.22%
60.00	-40.00%	-33.33%
50.00	-50.00%	-44.44%
40.00	-60.00%	-55.56%
30.00	-70.00%	-66.67%
20.00	-80.00%	-77.78%
10.00	-90.00%	-88.89%
0	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

Example 1: The level of the Basket increases from the Initial Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Initial Basket Level of 100 and the Basket Return of 5% multiplied by 2 does not exceed the Maximum Total Return of 23.80%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (5% x 2)] = $1,100

Example 2: The level of the Basket decreases from the Initial Basket Level of 100 to an Ending Basket Level of 90.  Because the Ending Basket Level of 90 is less than the Initial Basket Level of 100 by not more than the Buffer Amount of 10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Initial Basket Level of 100 to an Ending Basket Level of 115.  Because the Basket Return of 15% multiplied by 2 exceeds the Maximum Total Return of 23.80%, the investor receives a payment at maturity of $1,238 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from the Initial Basket Level of 100 to an Ending Basket Level of 80.  Because the Ending Basket Level of 80 is less than the Initial Basket Level of 100 by more than the Buffer Amount of 10%, the Basket Return is negative and the investor will receive a payment at maturity of $888.89 per $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.1111] = $888.89

Selected Purchase Considerations

•
APPRECIATION POTENTIAL– The notes provide the opportunity to enhance equity returns by multiplying a positive Basket Return by two, up to the Maximum Total Return on the notes of 23.80%, or $1,238 for every $1,000 principal amount note.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS– Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Initial Basket Level, of up to 10%.  If the Ending Basket Level declines by more than 10% of the Initial Basket Level, for every 1% decline of the Basket below 10% of the Initial Basket Level, you will lose an amount equal to 1.1111% of the principal amount of your notes.

•
DIVERSIFICATION AMONG THE BASKET COMPONENT INDICES– The return on the notes is linked to a basket consisting of the AMEX Hong Kong 30 Index the FTSE/Xinhua China 25 Index, the KOSPI 200 Index, the MSCI Taiwan Index and the MSCI Singapore Index. The AMEX Hong Kong 30 Index is based on the capitalization of 30 stocks actively traded on The Stock Exchange of Hong Kong Ltd. (the “HKSE”) and is designed to reflect the movement of the Hong Kong stock market as a whole. The FTSE/Xinhua China 25 Index is a stock index calculated and published by FTSE Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market that is available to international investors. It is currently based on the 25 largest and the most liquid Chinese stocks listed and trading on the HKSE. The KOSPI 200 Index is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange (“KSE”). The MSCI Taiwan Index, which is calculated by Morgan Stanley Capital International Inc. (“MSCI”), is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. The MSCI Singapore Index is a free float-adjusted market capitalization index that is calculated by MSCI and designed to measure equity market performance in Singapore. The MSCI Singapore has been calculated since January 1, 1969.  For additional information about the KOSPI 200 Index and the MSCI Taiwan Index, see the information set forth under “Underlying Indices and Underlying Index Publishers Information—AMEX Hong Kong 30 Index,” “—FTSE/Xinhua China 25 Index,” “KOSPI 200 Index,” “—MSCI Singapore Index” and “—MSCI Taiwan Index” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

•
CAPITAL GAINS TAX TREATMENT– You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, which contains the opinion of our special tax counsel, Davis Polk & Wardwell, with respect to the tax consequences of an investment in the notes.  Based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for leveraged index-linked securities, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes. However, the Internal Revenue Service or a court may not respect this characterization of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. The risk that buffered notes would be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other non-principal protected equity-linked notes.  You should consult your tax advisor regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Basket Component Indices or any of the component stocks of the Basket Component Indices.  These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for leveraged index-linked securities.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS– The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.1111% to each 1% decline in the Ending Basket Level below the 10% Buffer Amount as compared to the Initial Basket Level.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN– If the Ending Basket Level is greater than the Initial Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return of 23.80% on the $1,000 principal amount, regardless of the appreciation in the Basket, which may be significant.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

•
NO DIVIDEND PAYMENTS OR VOTING RIGHTS– As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Basket Component Indices would have.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY– While the payment at maturity described in this pricing supplement is based on the full stated principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  As a result, the price, if any, at which affiliates of Morgan Stanley, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES INDEXED TO THE VALUE OF FOREIGN EQUITY SECURITIES– The underlying stocks that constitute the Basket Component Indices have been issued by companies in various foreign countries.  Investments in securities indexed to the value of foreign equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies in certain countries.  Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.  The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•
THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK– The Basket is composed, in part, of indices which are quoted and traded in U.S. dollars and may trade differently from their underlying stock, which is quoted and traded in foreign currencies.  Fluctuations in the exchange rate between these foreign currencies and the U.S. dollar may affect the U.S. dollar equivalent of the foreign currency prices of the stocks underlying these indices on their respective stock exchanges and, as a result, may affect the market price of the stocks underlying the Basket Component Indices, which may consequently affect the market value of the notes and the supplemental redemption amount, if any, you may receive at maturity of the notes.

•
ADJUSTMENTS TO THE BASKET COMPONENT INDICES COULD ADVERSELY AFFECT THE VALUE OF THE NOTES– The American Stock Exchange LLC, the publisher of the AMEX Hong Kong 30 Index, is responsible for calculating and maintaining the AMEX Hong Kong 30 Index.  FTSE Xinhua Limited, the publisher of the FTSE/Xinhua China 25 Index, is responsible for calculating and maintaining the FTSE/Xinhua China 25 Index.  Morgan Stanley Capital International, which we refer to as MSCI, is responsible for calculating and maintaining the MSCI Taiwan Index and the MSCI Singapore Index.  The Korea Stock Exchange, the publisher of the KOSPI 200 Index, is responsible for calculating and maintaining the KOSPI 200 Index.  The publisher of any of the Basket Component Indices can add, delete or substitute the stocks underlying the respective Basket Component Index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the respective Basket Component Indices. Any of these actions could adversely affect the value of the notes.

•
CHANGES IN THE VALUE OF ONE OR MORE OF THE BASKET COMPONENT INDICES MAY OFFSET EACH OTHER– Price movements in the Component Basket Indices may not correlate with each other.  At a time when the value of one or more of the Component Basket Indices increases, the value of one or more of the other Component Basket Indices may not increase as much or may decline.  Therefore, in calculating the Basket closing levels on each of the averaging dates, increases in the value of one or more of the Component Basket Indices may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Basket Indices.  You cannot predict the future performance of any of the Component Basket Indices or of the Basket as a whole, or whether increases in the levels of any of the Component Basket Indices will be offset by decreases in the levels of other Component Basket Indices, based on their historical performance.  In addition, there can be no assurance that the Ending Basket Level will be higher than 100 so that you will receive at maturity an amount in excess of the principal amount of the notes, or any amount at all.

•
LACK OF LIQUIDITY– The notes will not be listed on any securities exchange. Affiliates of Morgan Stanley intend to offer to purchase the notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which affiliates of Morgan Stanley are willing to buy the notes.

•
INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING IN THE BASKET COMPONENT INDICES– Investing in the notes is not equivalent to investing in the Basket Component Indices or their component stocks.  Because the Ending Basket Level is based on the closing level of the Basket Component Indices on the five averaging dates, it is possible for the Ending Basket Level to be lower than the Initial Basket Level even if the value of the Basket at maturity is higher than the Initial Basket Level.  A decrease in the Basket value on any one averaging date could more than offset the increases in the Basket value on other averaging dates.

•
POTENTIAL CONFLICTS– We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES– In addition to the level of the Basket Component Indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the volatility (frequency and magnitude of changes in price) of the Basket;
•	the time to maturity of the notes;
•	the dividend rate on the common stocks underlying the Basket Component Indices;
•	interest and yield rates in the U.S. and Asian markets;
•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the pricing date and on the Averaging Dates could adversely affect the value of the Basket and, as a result, could decrease the amount you may receive on the notes at maturity.

Historical Information

The following graphs set forth the historical performance of the AMEX Hong Kong 30 Index, the FTSE/Xinhua China 25 Index, the MSCI Taiwan Index and the MSCI Singapore Index based on the weekly index closing levels from January 4, 2002 through September 28, 2007, the KOSPI 200 Index based on the weekly index closing levels from January 6, 2002 through September 23, 2007 and of the Basket as a whole based on the daily index closing levels from January 1, 2002 through September 28, 2007.The index closing levels on September 28, 2007 were, in the case of the AMEX Hong Kong 30 Index, 1,309.49, in the case of the FTSE/Xinhua China 25 Index, 26,121.81, in the case of the KOSPI 200 Index, 247.20, in the case of the MSCI Taiwan Index, 363.90 and, in the case of the MSCI Singapore Index, 455.59.  We obtained the index closing levels below from Bloomberg Financial Markets, without independent verification.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The price sources for determining the Ending Basket Level will be the Bloomberg page “HKX” for the AMEX Hong Kong 30 Index, “XIN0I” for the FTSE/Xinhua China 25 Index, “KOSPI2” for the KOSPI 200 Index, “MXTW” for the MSCI Taiwan Index and “SGY” for the MSCI Singapore Index, or any respective successor page to any of the aforementioned pages.

The historical levels of the Basket Component Indices should not be taken as an indication of future performance, and no assurance can be given as to the Basket closing level on any of the Averaging Dates.  We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment.

Historical Performance of the Basket

Historical Performance of the AMEX Hong Kong 30 Index

Historical Performance of the FTSE/Xinhua China 25 Index

Historical Performance of the KOSPI 200 Index

Historical Performance of the MSCI Taiwan Index

Historical Performance of the MSCI Singapore Index

License Agreements

License Agreement between The American Stock Exchange LLC and Morgan Stanley.

“AMEX Hong Kong 30 IndexSM” is a service mark of AMEX and has been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information—AMEX Hong Kong 30 Index—License Agreement between The American Stock Exchange LLC and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

License Agreement between FTSE Xinhua Limited and Morgan Stanley.  “FTSETM” and “FootsieTM” are trademarks of London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license.  See “Underlying Indices and Underlying Index Publishers Information—FTSE/Xinhua China 25 Index—License Agreement between FTSE Xinhua Limited and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

License Agreement between The Korean Stock Exchange and Morgan Stanley.  KOSPI 200 Index and the KOSPI marks are the exclusive property of KSE, that KSE has and retains all property rights therein (including, but not limited to trademarks and copyrights).  See “Underlying Indices and Underlying Index Publishers Information—KOSPI 200 Index—License Agreement between The Korean Stock Exchange and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

License Agreement between MSCI and Morgan Stanley.

“MSCI Taiwan IndexSM” and “MSCI Singapore IndexSM” are service marks of MSCI and have been licensed for use by Morgan Stanley.  The notes are not sponsored, endorsed, sold or promoted by MSCI and MSCI makes no representation regarding the advisability of investing in the notes.  See “Underlying Indices and Underlying Index Publishers Information—MSCI Taiwan Index—License Agreement between MSCI and Morgan Stanley” and “Underlying Indices and Underlying Index Publishers Information—MSCI Singapore Index—License Agreement between MSCI and Morgan Stanley” in Annex A of the accompanying prospectus supplement for leveraged index-linked securities.

ERISA

Your purchase of a Note in  a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “ERISA” in the prospectus supplement for leveraged index-linked securities.